UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placements – Convertible Promissory Notes

As previously disclosed on the Form 6-K filed by Zhibao Technology Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 10, 2026, on April 8, 2026, Company entered into a securities purchase agreement (the “SPA”) with a certain third-party investor (the “Note Holder”), pursuant to which the Company agreed to issue and sell to the Note Holder one or more new series of senior secured convertible notes of the Company, in the aggregate original principal amount of up to $6,666,667 (the “Notes”) (for an aggregate purchase price of up to $6,000,000, with an original issue discount of 10%). In connection with the SPA, the Company also entered into a placement agency agreement, dated April 8, 2026 (the “Placement Agency Agreement”), with R.F. Lafferty & Co., Inc. (“Lafferty”), pursuant to which Lafferty agreed to act as the exclusive placement agent for the Company, on a reasonable best efforts basis, in connection with the private placement of the Notes. Pursuant to the Placement Agency Agreement, the Company agreed to pay Lafferty a cash fee equal to 7.5% of the aggregate gross proceeds actually received by the Company from the sale of the Notes at each closing and to reimburse Lafferty for the reasonable and documented legal fees and disbursements of counsel to Lafferty in an amount not to exceed $25,000.

On April 10, 2026, the Company issued and sold an initial Note in the original principal amount of $3,333,333 (purchased for $3,000,000 with an original issue discount of 10%) (the “First Note”) under the SPA to the Note Holder. On June 4, 2026, pursuant to the SPA, the Company issued and sold an initial Note in the original principal amount of $555,556 (purchased for $500,000 with an original issue discount of 10%) (the “Second Note”) under the SPA to the Note Holder, with substantially same terms as the First Note.

As previously disclosed on the Form 6-K filed by the Company with the SEC on August 6, 2026, on August 5, 2026, the Company and the Note Holder entered into an Amendment to the Senior Secured Convertible Notes (the “August Amendment”), pursuant to which the definition of “Floor Price” in the First Note and Second Note was amended from $0.30 to $0.22.

Amendment to the SPA and Notes

On September 17, 2026, the Company and the Note Holder entered into an Amendment to the Securities Purchase Agreement and Notes (the “Amendment”), pursuant to which the Company and the Note Holder agreed, among others, to (a) remove the floor price and cash true-up payments in the event the floor price is triggered from the First Note, Second Note and any Notes to be issued pursuant to the SPA and (b) allow multiple closings with respect to the remaining availability under the SPA.

Waiver Agreement

On September 17, 2026, the Company and the Note Holder also entered into a Waiver Agreement (the “Waiver Agreement”), pursuant to which the Note Holder agreed to, in connection with the purchase of the Third Note at a closing (the “Third Closing”), waive certain terms and conditions with respect to the Third Closing under the SPA and the Third Note.

Third Closing

On September 17, 2026 (the “Closing Date”), pursuant to the SPA, as amended by the Amendment, the Company issued and sold an additional senior secured convertible note in the original principal amount of $1,000,000 (purchased for $900,000 with an original issue discount of 10%) (the “Third Note”) to the Note Holder.

The Third Note has substantially the same terms as the First Note and the Second Note, except that (a) any conversion price under the Third Note is not subject to any floor price, (b) the number of Class A ordinary shares issuable under the Third Note is subject to a cap of 35,941,170 (the “Share Cap”), (c) in the event that the Share Cap is reached, the Company is required to pay off the entire Third Note in an amount equal to 125% of the sum of the outstanding principal, interest, Made-Whole Amount (as defined in the Third Note) and late charges under the Third Note, and (d) the Company is required to make 12 equal monthly installment payments under the Third Note.

In connection with the consummation of the Third Closing, the Company made required payments under the First Note and the Second Note to the Note Holder and paid certain commissions and expenses.

The foregoing descriptions of the Amendment, the Waiver Agreement, and the form of the Note do not purport to be complete and are qualified in their entirety by reference to the full text of these documents, copies and/or form of which are filed as Exhibits 10.1, 10.2, and 4.1 respectively, to this Report on Form 6-K and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Senior Convertible Promissory Note as of September 17, 2026.
10.1	Amendment to Securities Purchase Agreement and Note, dated September 17, 2026, by and between Zhibao Technology Inc. and 3i, LP.
10.2	Waiver Agreement, dated September 17, 2026, by and between Zhibao Technology Inc. and 3i, LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

Date: September 17, 2026	By:	/s/ Jinmei Guo Hellstroem
	Name:	Jinmei Guo Hellstroem
	Title:	Chief Executive Officer

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